Mail Stop 0407

November 5, 2004

Timothy Yager
President and Chief Executive Officer
iPCS, Inc.
1901 North Roselle Road
Schaumburg, Illinois  60195

	RE:  	iPCS, Inc.
Amendment No. 3 to Form S-1
Filed November 1, 2004
File No. 333-1117944

Amendment No. 2 to Form S-4
Filed November 1, 2004
File No. 333-1117942

Dear Mr. Yager:

We have limited our review of the above-referenced documents to a review of only your Form S-1 and have the following comments. Note that we are reviewing your Form S-4 only to the extent that our comments on your Form S-1 apply to the disclosure in your Form S-4. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

As we have conducted only a limited review of your Form S-4, we urge all persons who are by statute responsible for the adequacy and accuracy of the registration statement to be certain that all information required pursuant to the Securities Act of 1933, as amended, has been included.
Form S-1/A filed November 1, 2004

1. We note your revisions on page 88 of the registration statement to describe your obligation to file periodic reports since the quarter ending September 2000. Please move this description to the front of your business section, as the description discusses the history of your business. Also, please revise the heading of the section so that it is more descriptive of the disclosure that follows, particularly that the disclosure describes your failure to file periodic reports.

2. You state on page 88 that, after the AirGate transaction occurred in 2001, you "continued filing . . . registration statements for the resales of the senior discount notes by [y]our affiliates." Please tell us whether any resales of the notes were made according to these post-effective amendments and tell us whether these notes had been registered for resale originally, including the registration statement file number and filing date in your response. If any of the notes had not been registered, but were sold, please tell us on what exemption to registration under the Securities Act of 1933 you relied. We may have further comment.

3. You also state in your response to us that "the warrant registration statement 333-47682 did not impose Section 15(d) reporting obligations upon iPCS for any period following the merger closing date," which is November 30, 2001. Please tell us, in light of the Regulation S-K Item 512(a) undertakings in the registration statement and that the merger occurred more than a month after the start of your 2002 fiscal year, why and when you believe your obligation to file periodic reports due to the registered warrants and underlying common stock was suspended. Include in your response whether any resales were made in the interim period between the start of your fiscal year and the merger and what the numbers of record holders of warrants and the common stock (including the warrants) were as of October 1, 2001. We may have further comment.

4. Since it appears that Sprint prepares the total population data especially for you and the data is not publicly available, we reissue our prior comment number 2; please file a consent.


Form S-4/A filed November 1, 2004

5. To the extent applicable, please revise the registration statement to comply with the comments we have issued in our September 10, 2004, October 15, 2004, October 26, 2004 and November 5, 2004 letters.

6. Since you are relying on the staff`s position in the Morgan Stanley & Co. Incorporated no-action letter (June 5, 1991) concerning your exchange offer, please also provide the transmittal letter representation described in the letter.

*	*	*	*

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Nicole Holden, Staff Accountant, at (202) 942-5265, or Ivette Leon, Senior Staff Accountant, at (202) 942-1982, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff Attorney, at
(202) 942-1916, or Jennifer Hardy, Senior Staff Attorney, at (202) 942-2864, with any other questions.

					Sincerely,




					Larry Spirgel
					Assistant Director


cc:	Robert Wild, Esq.
	Mayer, Brown, Rowe & Maw LLP (by facsimile)





Mr. Yager
iPCS, Inc.
November 5, 2004
Page 4